August 23, 2005



Mr. Joseph B. Feiten
Chief Financial Officer
Tipperary Corporation
633 Seventeenth Street, Suite 1550
Denver, Colorado 80202


	Re:	Tipperary Corporation
		Form 10-K for Fiscal Year Ended December 31, 2004
Filed March 24, 2005
Response Letter Dated July 26, 2005
      File No. 001-07796


Dear Mr. Feiten:

      We have reviewed your response letter and have the following comment. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to our comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2004

Engineering Comment

Estimates of Oil and Gas Reserves (Unaudited), page 56

1. In regard to your Explanations of Large Reserve Extensions and Discoveries of your letter dated July 26, 2005, we will not object to your proposed revision concerning the nature and location of reserve additions for extensions and discoveries. However, we believe a discussion of the timing of when these reserves will be monetized is necessary. Although some investors may be able to determine this from the Standardized Measure values for the extensions as you suggest, we believe that disclosure of this key element of these reserves deserves more transparency. This discussion should be located in portions of your document other than the un-audited financials, such as in the MD&A section discussing future trends. Please revise your document accordingly.

Closing Comments

       As appropriate, please amend your filing and respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your response to our comment.

	You may contact Jennifer Goeken at (202) 551-3721, or Jill Davis, Branch Chief, at (202) 551-3683 if you have questions regarding comments on the financial statements and related matters.
You may contact James Murphy, Petroleum Engineer, at (202) 551-
3703
with questions about engineering comments.  Please contact me at
(202) 551-3740 with any other questions.

								Sincerely,



								H. Roger Schwall
								Assistant Director

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Mr. Joseph B. Feiten
Tipperary Corporation
August 23, 2005
Page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
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